Exhibit 23.2

CONSENT OF DELOITTE AND TOUCHE

We consent to the incorporation by reference in this Registration Statement on Form F-3 of AngloGold Limited ("Company") of our report dated February 18, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders' equity, and, a going concern uncertainty), relating to the consolidated financial statements of Ashanti Goldfields Company Limited and its subsidiary undertakings as of December 31, 2003 and 2002, and for each of the years in the period then ended, appearing in the Company's Report on Form 6-K dated 19 March, 2004 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE
Accra, Ghana
April 21, 2004